HEALTHLYNKED CORP.

1265 Creekside Parkway, Suite 302

Naples, Florida 34108

Tel: (800) 928-7144

June 1, 2022

By EDGAR Transmission

Frank Wyman

Division of Corporation Finance
Office of Life Sciences

U.S. Securities and Exchange Commission

Re:	HealthLynked Corp
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed March 31, 2022
File No. 000-55768

Dear Mr. Wyman,

We hereby submit the responses of HealthLynked Corp. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated May 25, 2022, providing the Staff’s comments with respect to the above referenced Form 10-K (the “Form 10-K”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Item 9A. Controls and Procedures, page 31

1.	The Item 9A presentation in your Form 10-K for the fiscal year ended December 31, 2021 excludes an assessment and effectiveness conclusion for internal control over financial reporting. Please amend your Form 10-K to include all of the information required by Items 307 and 308 of Regulation S-K.

Response: We propose to add the following language to the Item 9A presentation by amendment to the 10-K, immediately preceding the subsection entitled “Changes in Internal Control over Financial Reporting”:

“Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting. As defined by the SEC, internal control over financial reporting is a process designed by, or under the supervision of our Principal Executive and Financial Officer and implemented by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements in accordance with U.S. generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2021. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework issued in 2013. Based on the evaluation of our internal control over financial reporting as of December 31, 2021, management, with the participation of our Chief Executive Officer and Chief Financial Officer, concluded that as of such date, our internal control over financial reporting was effective based on those criteria.”

Notes to Consolidated Financial Statements

Note 2 - Significant Accounting Policies

Revenue Recognition, page F-9

2.	Please revise your future filings to include all of the disclosures required by ASC 606-10-50, as applicable, and provide us a draft of your intended disclosure revisions. Specifically, address the following:

•	Regarding net patient service revenues, explain the nature of the services provided, while clarifying why some of your performance obligations are satisfied over time while others are satisfied at a point in time. Provide the qualitative and quantitative disclosure about the significant judgments and changes in judgments, including inputs and assumptions, related to your accounting for contractual adjustments, discounts and price concessions and the amount of subsequent settlements with your third party payers as set forth in ASC 606-10-50-1(b), 50-17, and 50-20.
•	Regarding Medicare shared savings revenue, provide us your analysis of principal versus agent considerations, and revise your disclosures as appropriate. We refer you to ASC 606-10-55-36 through 55-40. Explain to us the apparent disconnect between your statement on page F-10 that you bear all costs of the ACO operations until revenue is recognized, and your disclosure on page F-11 that states that shared savings expense is recognized in the period in which the shared savings revenue is recognized, i.e. in the period in which the CMS notifies you of the exact amount of shared savings to be paid. Refer us to the technical guidance upon which you relied.

Response:

Net Patient Service Revenues

With respect to net patient service revenues, we have added a description of the nature of the services provided, clarified which performance obligations are satisfied at a point in time and which are satisfied over time, and provided qualitative and quantitative disclosure about the significant judgments related to our accounting for contractual adjustments, discounts and price concessions and the amount of subsequent settlements with your third party payers.

We propose to revise our future filings with the disclosure regarding net patient service revenues that follows. Redline edits against the disclosure in the 10-K (Note 2, “Significant Accounting Policies”) are provided for the convenience of the Staff.

“Patient service revenue is earned for GYN services provided to patients at our NWC facility, functional medicine services provided to patients at our NCFM facility, and physical therapy services provided to patients at our BTG facility. Patient service revenue is reported at the amount that reflects the consideration to which the Company expects to be entitled in exchange for providing patient care. These amounts are due from patients and third-party payors (including health insurers and government programs) and include variable consideration for retroactive revenue adjustments due to settlement of audits, reviews, and investigations. Generally, the Company bills patients and third-party payors within days after the services are performed and/or the patient is discharged from the facility. Revenue is recognized as performance obligations are satisfied.

Performance obligations are determined based on the nature of the services provided by the Company. Revenue for performance obligations satisfied over time, which includes prepaid BTG physical therapy bundles for which performance obligations are satisfied over time as visits are incurred, is recognized based on actual charges incurred in relation to total expected charges. The Company believes that this method provides a faithful depiction of the transfer of services over the term of the performance obligation based on the inputs needed to satisfy the obligation. Revenue for performance obligations satisfied at a point in time, which includes all patient service revenue other than BTG physical therapy bundles, is recognized when goods or services are provided at the time of the patient visit, ~~and~~ at which time the Company ~~does not believe it is i~~s not required to provide additional goods or services to the patient.

The Company determines the transaction price based on standard charges for goods and services provided, reduced by contractual adjustments provided to third-party payors, discounts provided to uninsured patients in accordance with the Company’s policy, and/or implicit price concessions provided to uninsured patients. ~~The Company determines its e~~Estimates of contractual adjustments and discounts require significant judgment and are based on the Company’s current contractual agreements, its discount policies, and historical experience. The Company determines its estimate of implicit price concessions based on its historical collection experience with this class of patients. There were no material changes during the years ended December 31, 2022 or 2021 to the judgments applied in determining the amount and timing of patient service revenue.”

Medicare Shared Savings Revenue

Principal vs Agent Considerations

With respect to Medicare shared savings revenue, we have analyzed the principal versus agent considerations in ASC 606-10-55-36 through 55-40. Through our wholly owned subsidiary, ACO Health Partners LLC (“AHP”), we operate an accountable care organization (“ACO”) as defined in by the Medicare Shares Savings Program (the “MSSP”) as administered by the Center for Medicare and Medicaid Services (the “CMS”). The MSSP allows for the creation of ACOs, which are organizations that agree to take responsibility for the efficiency of healthcare services provided by a group of participating healthcare providers under Medicare. The ACO is held accountable for the efficiency of the healthcare services of its participating providers as measured against prescribed MSSP benchmarks. If the ACO’s covered patient population meets the MSSP benchmarks, the ACO then receives an incentive payment, as determined by the CMS, for each plan year that the ACO operates. A portion of the inventive payment is then paid to the participating providers and the balance is retained by AHP.

In this arrangement, AHP is the provider, the CMS is the customer and the ACO participating physicians are the other parties involved in delivering the service (the provision of Medicare-based medical services in a manner that meet the benchmarks set by CMS). Pursuant to ASC 606-10-55-37, an entity that is a principal may engage another party to satisfy some or all of the performance obligation on its behalf. Here, AHP enters into contracts with ACO providers to act as participating providers in the Company’s ACO. These participating providers contracts place restrictions and requirements on the providers to assure that such providers are working to contribute to the ACO’s total pool of patient lives meeting the CMS benchmarks. Such restrictions and requirements include agreement in the contract for the participating provider to take the following actions on behalf of the ACO: (1) make care available to its patients, (2) refer patients to other Company ACO member physicians, (3) participate in all CMS required reporting functions, (4) notify patients and post signs and notices of participation in the program in their offices, (5) complete annual ACO training and outreach initiatives, (6) comply with the ACO’s reporting requirements, and (7) collaborate with the ACO’s care coordination team to manage efficiency of patient care with the goal of meeting the MSSP benchmarks. In the event that the participating provider fails to meet the requirements outlined in their contract, AHP may withhold payment of from the MSSP pool and may terminate the agreement within 90 days. The participating physicians’ performance obligations are clearly spelled out and the participating physicians have a clear incentive to uphold such obligations. The contractual requirement and financial motivation of the participating physicians to provide support in delivering the service to the CMS is strong evidence that the ACO is a principal in the transaction.

Moreover, pursuant to ASC 606-10-55-37A, item b., an entity is considered a principal if the entity obtains the right to a service to be performed by the other party, which gives the entity the ability to direct that party to provide the service to the customer on the entity’s behalf. AHP contracts directly with CMS to provide the service and therefore has the right and the obligation to provide the service to CMS. AHP then separately engages the participating physicians to assist in delivering the service. The contractual obligations of the participating physicians described in the preceding paragraph give AHP the right to direct the participating physicians provide the service (the provision of Medicare-based medical services in a manner that meet the benchmarks set by CMS) to the customer (CMS) on AHP’s behalf. The relationship structure meets the requirement of ASC 606-10-55-37A, item b., which provides additional strong evidence that the ACO is a principal in the transaction.

Finally, ASC 606-10-55-37A, item c. states the following: “if an entity provides a significant service of integrating goods or services…provided by another party into the specified good or service for which the customer has contracted, the entity controls the specified good or service before that good or service is transferred to the customer. This is because the entity first obtains control of the inputs to the specified good or service (which include goods or services from other parties) and directs their use to create the combined output that is the specified good or service.” Here, AHP is approved and engaged by CMS as an ACO with the understanding that the ACO’s purpose (and its value to the customer) is to contract with multiple participating physicians to improve Medicare efficiency. The participating physicians are contractually obligated to, among other things, collaborate with AHP’s care coordination team to manage efficiency of patient care with the goal of meeting the MSSP benchmarks and to comply with AHP’s reporting requirements. This is strong evidence that AHP has control over the inputs to the specified good or service being provided.

Significant Accounting Policies Disclosure

With respect to the apparent disconnect regarding Medicare shared savings expense on page F-10 and F-11, we offer the clarification that there are two types of expenses included in the line item “Medicare shared savings expense” on the statement of operations: (i) ongoing ACO operating expenses such as salaries, office rent and overhead, which are not contingent on MSSP performance and which are expensed as incurred throughout the year, and (ii) an annual provider payment (the “Annual Provider Payment”) that is made from the MSSP revenue received from CMS once a year. The amount of the Annual Provider Payment can only be determined after the amount of MSSP revenue is known and, therefore, this expense is only recognized in the period in which it becomes known.

ASC 340-40-25-8 specifies that an entity shall recognize “General and administrative costs (unless those costs are explicitly chargeable to the customer under the contract)” “as expenses when incurred.” The ongoing ACO operating expenses are general and administrative and therefore recognized as incurred.

We also considered whether an asset should be recognized for the costs to incur the contract. ASC 340-40-25-5 states an entity should recognize an asset for the costs incurred to fulfill a contract only if those costs meet all of the following criteria: a. The costs relate directly to a contract or to an anticipated contract that the entity can specifically identify (for example, costs relating to services to be provided under renewal of an existing contract or costs of designing an asset to be transferred under a specific contract that has not yet been approved); b. The costs generate or enhance resources of the entity that will be used in satisfying (or in continuing to satisfy) performance obligations in the future; c. The costs are expected to be recovered. Criterion c. of ASC 340-40-25-5 is not met because, notwithstanding that AHP may recover its costs from an MSSP payment before determining the amount of the Annual Provider Payment, there is no guarantee that such MSSP payment will be earned, and therefore no reasonable certainty that such costs are recoverable. Therefore, we determined that no asset should be recognized for costs to fulfill the ACO contract. Because the amount of the Annual Provider Payment is not known until the CMS determination is received, the expense related to the Annual Provider Payment should only be recognized at the time the amount is known, which is when determination is made by CMS and when the corresponding revenue is recognized.

We propose to revise our future filings with the disclosure regarding Medicare shared savings revenue that follows. Redline edits against the disclosure in the 10-K (Note 2, “Significant Accounting Policies”) are provided for the convenience of the Staff.

“Medicare Shared Savings Revenue

The Company earns Medicare shared savings revenue based on performance of the population of patient lives for which it is accountable as an ACO against benchmarks established by the MSSP. Because the MSSP, which was formed in 2012, is relatively new and has limited historical experience, the Company cannot accurately predict the amount of shared savings that will be determined by CMS. Such amounts are determined annually when the Company is notified by CMS of the amount of shared savings earned. Accordingly, the Company recognizes Medicare shared savings revenue in the period in which the CMS notifies the Company of the exact amount of shared savings to be paid, which historically has occurred during the fiscal quarter ended September 30 for the program year ended December 31 of the previous year. The Company was notified of the amount of Medicare shared savings and received payment for plan year 2020 in September 2021 and for plan year 2019 in September 2020. Accordingly, the Company recognized Medicare shared savings revenue of $2,419,312 and $767,744 in the years ended December 31, 2021 and 2020, respectively. ~~Based on the ACO operating agreements, the Company bears all costs of the ACO operations until revenue is recognized. At that point, the Company shares in up to 100% of the revenue to recover its costs incurred.~~

…

Provider shared savings expense

Provider shared savings expense represents the ongoing operating expenses of the ACO and annual payments made to the ACO’s participating providers from shared savings revenue payments received from CMS (the “Annual Provider Payment”). The pool of funds available for the Annual Provider Payment~~provider shared savings expense paid to all participating providers~~, as well as the amounts paid to each individual participating provider from the pool, is determined by ACO management after an annual determination of Medicare shared savings revenue is made by CMS. Expenses related to ongoing operation of the ACO may be deducted from the Medicare shared savings revenue before determining the Annual Provider Payment. Such expenses are recognized in “Provider shared savings expense” as incurred.

~~Shared Savings expense~~Expense related to the Annual Provider Payment is recognized in the period in which the size of the Annual Provider Payment ~~payment~~ pool is determined, which typically corresponds to the period in which the shared saving payment is received from CMS and shared savings revenue is recognized. This typically occurs in the second half of the year following the completion of the program year. The Company received Medicare shared savings payments and recognized revenue of $2,419,312 for plan year 2020 in September 2021 and $767,744 for plan year 2019 in September 2020. Of the Medicare shared savings payments received, $979,736 and $388,884 were recognized as provider shared savings expense in the quarter and years ended December 31, 2021 and 2020, respectively, and are included in “Medicare shared savings expenses” on the accompanying Consolidated Statement of Operations.”

If you would like to discuss any of the responses to the Staff’s comments or any other matters, please contact the undersigned at (561) 955-0727 or Clayton Parker of K&L Gates LLP, our outside securities counsel at (305) 539-3306.

Very truly yours,

HEALTHLYNKED CORP

By: /s/ George O’Leary

Name: George O’Leary

Title: Chief Financial Officer